EXHIBIT 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To the shareholders of Neptune Technologies & Bioressources Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the "Meeting") of the Corporation will be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec, H3A 1E9, Canada, on July 12, 2016 at 10:30 a.m., for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended February 29, 2016 and the auditors' report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.
to consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is reproduced in the accompanying management proxy circular ("Circular") and described in section "Particulars of Matters to be Acted Upon" under "Renewal of Equity Incentive Plan") approving the Corporation's equity incentive plan, as approved by the board of directors of the Corporation on May 25, 2016; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS AT JUNE 14, 2016

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger
Corporate Secretary

The Corporation's shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 31, 2016 as the record date for the purpose of determining the Corporation's shareholders who are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying management information circular.